Exhibit 4.20

Private & confidential

Dated: 30th June, 2008

SAFE BULKERS INC.

- to -

DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT

GUARANTEE AND INDEMNITY

Theo V. Siofas & Co.
Law Offices
Piraeus

Schedule 1

Form of Compliance Certificate

Exhibits

‘A’	Form of Loan Agreement

‘B’	Form of Master Agreement

2

GUARANTEE AND INDEMNITY

Dated: 30th June, 2008

BY:

(1)

SAFE BULKERS INC., a company incorporated according to the law of the Republic of Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MI-I 96960 (the “Guarantor”)

IN FAVOUR OF:

(2)	DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT, Bremen and Hamburg, acting through its office in Bremen, Domshof 17, 28195 Bremen, Federal Republic of Germany (the “Bank”).

WHEREAS:

(A)

The Bank has agreed to lend to STALOUDI SHIPPING CORPORATION, of Liberia (the “Borrower”) an amount of up to Fifty six million six hundred thousand Dollars ($56,600,000) (the “Loan”) on the terms and subject to the conditions set out in a secured loan agreement dated 30th June 2007 made between the Bank (as lender) and the Borrower (as borrower) (the said loan agreement as amended, supplemented, replaced and/or novated from time to time hereinafter called the “Loan Agreement” and a copy of which in final form is attached hereto as Exhibit A and made an integral part hereof).

(B)

Pursuant to a Master Agreement (the “Master Agreement”) dated 30th June, 2008 and made between the Bank and the Borrower, the Borrower may, for the purpose of managing interest rate risks, request the Bank to enter into Financial Derivatives Transactions (“Rahmenvertrag für Finanztermingeschäfte”) in such form as the Bank may approve (the “Deutscher Rahmenvertrag”) with the Bank (a copy of final form of which Master Agreement, is attached hereto as Exhibit B and made an integral part hereof).

(C)

Pursuant to the Loan Agreement, and as a condition precedent to the obligation of the Bank to make the Loan available to the Borrower and/or to the Bank permitting the Borrower to effect any Transaction under the Master Agreement, the Borrower has, amongst other things, agreed to procure that the Guarantor execute and deliver this Guarantee and Indemnity in favour of the Bank.

(D)

This Guarantee and Indemnity is given by the Guarantor in favour of the Bank by way of security for all monies now or hereafter due or payable by the Borrower to the Bank under or pursuant to the Loan Agreement and the Master Agreement.

THIS DEED WITNESSES as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Guarantee and Indemnity:

“Accounting Information” means the annual audited consolidated financial statements of the Guarantor and the interim semi-annual un-audited financial statements of the Guarantor, to be provided by the Borrower to the Bank in accordance with Clause 14.5 of the Loan Agreement;

“Compliance Certificate” means a certificate substantially in the form set out in schedule 1 signed by two (2) directors of the Borrower;

“Consolidated Group Leverage” means at any relevant time Consolidated Total Liabilities divided by Consolidated Total Assets;

“Consolidated Total Assets” means, at any date, the aggregate of:

(a)

the then current market values of all vessels owned by any member of the Group (in the case of the Vessel or any other vessel, the market value shall be determined by reference only to the most recent valuation of such Vessel or vessel in accordance with Clause 10.03 of the Loan Agreement);

(b)

the then current aggregate amount of cash, Marketable Securities (but no other bonds, notes or bills and less any cash or Marketable Securities accounted for in the definition of Consolidated Total Liabilities below) and receivables due to the Group (less provision for bad and doubtful debts) as shown in the latest financial statements; and

(c) the book values of all other assets (other than the assets referred to in sub-paragraphs (a) and (b) hereof) as shown in such latest financial statements;

“Consolidated Total Liabilities” means, at the relevant date and for a particular period, the aggregate of the consolidated Financial Indebtedness of the Group shown in the latest consolidated financial statements for the Group (excluding (i) liabilities to its shareholders, provided that they are subordinated on terms acceptable to the Bank in its discretion and (ii) debt that is fully collateralised by cash or Marketable Securities to which the right of access, use or dealing is blocked for any member of the Group solely to secure that debt);

“Current Shareholders” means the shareholders of the Guarantor who beneficially hold directly or indirectly not less than fifty one per cent (51%) of the shares in the Guarantor on the (date of the Listing;

“Debt” means the aggregate (as of the date of calculation) of all obligations of the Group then outstanding for the payment or repayment of Financial Indebtedness as stated in the Accounting Information then most recently required to be delivered pursuant to Clause 14.5 including, without limitation:

(a)	any amounts payable by the Group under leases, including, but not limited to, time chartering contracts, or similar arrangements over their respective periods;

(b)	any credit to the Group from a supplier of goods or under any installment purchase or other similar arrangement;

(c)	the aggregate amount then outstanding of liabilities and obligations of third parties to the extent that they are guaranteed by the Group;

(d)	any contingent liabilities (including any taxes or other payments under dispute or arbitration) which have been or, under GAAP, should be recorded in the notes to the Group’s financial statements; and

(e)	any deferred tax liabilities;

“Default Rate” means interest at the rate calculated in accordance with clause 5.7 of the Loan Agreement;

“EBITDA” on a consolidated basis of the Group means the earnings before interest, expenses and other financial charges, taxes, depreciation and amortization (for the previous period of twelve months);

“Financial Indebtedness” means any obligation for the payment or repayment of money, whether present or future, actual or contingent, in respect of:

(a)	moneys borrowed;

(b)	any acceptance credit;

(c)	any bond, note, debenture, loan stock or similar instrument;

(d)	any finance or capital lease;

(e)	receivables sold or discounted (other than on a non-recourse basis);

(f)	deferred payments for assets or services;

(g)

any derivative transaction protecting against or benefiting from fluctuations in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(i) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(j) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (i) above;

“GAAP” means generally accepted accounting principles in the United States of America;

“Guarantor’s Liabilities” means all of the liabilities and obligations of the Guarantor to the Bank under or pursuant to this Guarantee and Indemnity, from time to time, whether in respect of principal, interest, costs or otherwise and whether present, future, actual or contingent;

“Group” means the Guarantor and its Subsidiaries;

“Indebtedness” means the aggregate from time to time of: the amount of the Loan outstanding; all accrued and unpaid interest on the Loan; the Master Agreement Liabilities and all other sums of any nature (together with all accrued and unpaid interest on any of those sums) payable by the Borrower to the Bank under all or any of the Security Documents;

“Listing” means the effective trading date of the shares of the Guarantor listed on the New York Stock Exchange;

“Marketable Securities” means any bonds, stocks, notes or bills payable in a freely convertible and transferable currency and which are listed on a stock exchange acceptable to the Bank;

“Net Worth” means Consolidated Total Assets less Consolidated Total Liabilities; and

“Side Letter” means a side letter evidencing the Current Shareholders of the Guarantor on the date of the Listing issued by the Guarantor in favour of the Bank in such firm as the Bank may require.

1.2

Unless otherwise specified in this Guarantee and Indemnity, or unless the context otherwise requires, all words and expressions defined in the Loan Agreement shall have the same meaning, when used in this Guarantee and Indemnity.

1.3	In this Guarantee and Indemnity:

(a) words denoting the plural number include the singular and vice versa;

(b) words denoting persons include corporations, partnerships, associations of persons (whether incorporated or not) or governmental or quasi-governmental bodies or authorities and vice versa;

	(c)	references to Clauses are references to clauses of this Guarantee and Indemnity;

	(d)	references to this Guarantee and Indemnity include the recitals to this Guarantee and Indemnity;

	(e)	the headings and contents page(s) are for the purpose of reference only, have no legal or other significance, and shall be ignored in the interpretation of this Guarantee and Indemnity;

(f)

references to any document (including, without limitation, to any of the Security Documents) are, unless the context otherwise requires, references to that document as amended, supplemented, novated or replaced from time to time;

	(g)	references to statutes or provisions of statutes are references to those statutes, or those provisions, as from time to time amended, replaced or reenacted;

	(h)	references to the Bank include its successors, transferees and assignees; and

	(i)	words and expressions defined in the Master Agreement, unless the context otherwise requires, have the same meaning.

2.	REPRESENTATIONS AND WARRANTIES

The Guarantor represents and warrants to the Bank at the date of this Guarantee and Indemnity and, save for Clauses 2.4, 2.9 and 2.13. (by reference to the facts and circumstances then pertaining) on each day throughout the Security Period that:

2.1

all representations and warranties given by the Borrower in the Loan Agreement in respect of the Guarantor and/or this Guarantee and Indemnity are and will remain correct and none of them is or will become misleading; and

2.2

the Guarantor is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation and has the power to own its assets and to carry on its business as it is being conducted; and

2.3	the Guarantor has the power to enter into and perform this Guarantee and Indemnity and has taken all necessary action to authorise its entry into and performance of this Guarantee and Indemnity; and

2.4

the Guarantor is not insolvent or in liquidation or administration or subject to any other formal or informal insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of the Guarantor or all or any part of its assets; and

2.5	this Guarantee and Indemnity constitutes legal, valid, binding and enforceable obligations of the Guarantor; and

2.6

all consents, licences, approvals and authorisations of, or registrations with or declarations to, any governmental authority, bureau or agency which may be required in connection with the entry into, performance, validity or enforceability of this Guarantee and Indemnity have been obtained or made and remain in full force and effect and the Guarantor is not aware of any event or circumstance which could reasonably be expected adversely to affect the right of the Guarantor to hold and/or obtain renewal of any such consents, licences, approvals or authorisations; and

2.7

no litigation, arbitration or administrative proceeding of or before any court, arbitral body or agency which if adversely determined, might reasonably be expected to have a material adverse effect on the business or financial condition of the Guarantor have (to the best of the Guarantor’s knowledge and belief) been started or threatened against the Guarantor; and

2.8

the entry into and performance of this Guarantee and Indemnity will not conflict with the constitutional documents of the Guarantor or any law or regulation or document applicable to, or binding on, the Guarantor or any of its assets; and

2.9	the Guarantor is not required to make any deduction or withholding from any payment which it may be obliged to make to the Bank under or pursuant to this Guarantee and Indemnity; and

2.10

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee and Indemnity that it be filed, recorded or enrolled with any court or other authority in any country or that any stamp, registration or similar tax be paid on or in relation to this Guarantee and Indemnity; and

2.11	the Guarantor is not in breach of, or default under, any agreement of any sort binding on it or on all or any part of its assets; and

2.12

and the Guarantor is not aware of any material facts or circumstances which have not been disclosed to the Bank and which might, if disclosed, have adversely affected the decision of a person considering whether or not to make loan facilities of the nature contemplated by the Loan Agreement available to the Borrower; and

2.13	the Guarantor has received a copy of the Loan Agreement and approves of, and agrees to, the terms and conditions of the Loan Agreement.

3.	GUARANTEE AND INDEMNITY

The Guarantor:

3.1

irrevocably and unconditionally guarantees the due and punctual payment of each and every part of the Indebtedness in accordance with the terms of the Security Documents so that, if any of the Indebtedness is not paid when it is due and payable, whether on maturity or otherwise, the Guarantor will, immediately on demand make such payment to the Bank in the manner specified by the Bank, together with interest on the amount demanded at the rate accruing on the same under the Loan Agreement from the date of demand until the date of payment, both before and after judgment; and

3.2

agrees, as a separate and independent obligation, that, if any of the Indebtedness is not recoverable from the Guarantor under Clause 3.1 for any reason, the Guarantor will be liable as a principal debtor by way of indemnity for the same amount as that for which the Guarantor would have been liable had that Indebtedness been recoverable, and agrees to discharge its liability under this Clause 3.2 by making payment to the Bank immediately on demand together with interest on the amount demanded at the rate accruing on the same under the Loan Agreement from the date of demand until the date of payment, both before and after judgment.

4.	PRESERVATION OF GUARANTOR’S LIABILITY

4.1	This Guarantee and Indemnity is a continuing security for the full amount of the Indebtedness from time to time until the expiry of the Security Period.

4.2	The Bank may without the Guarantor’s consent and without notice to the Guarantor and without in any way releasing or reducing the Guarantor’s Liabilities:

(a) amend, vary, novate, or replace any of the Security Documents (other than this Guarantee and Indemnity); and/or

(b)

agree with the Borrower to increase or reduce the amount of the Loan, or vary the terms and conditions for its repayment or prepayment (including, without limitation, the rate and/or method of calculation of interest payable on the Loan); and/or

(c) allow any time or other indulgence to any of the other Security Parties under or in connection with any of the Security Documents; and/or

(d) renew, vary, release or refrain from enforcing any of the Security Documents (other than this Guarantee and Indemnity); and/or

(e) compound with any of the other Security Parties; and/or

	(f)	enter into, renew, vary or terminate any other agreement or arrangement with any of the other Security Parties; and/or

	(g)	do or omit or neglect to do anything which might, but for this provision, operate to release or reduce the liability of the Guarantor under this Guarantee and Indemnity.

4.3	The Guarantor’s Liabilities shall not be affected by:

	(a)	the absence of or any defective, excessive or irregular exercise of, any of the powers of any of the other Security Parties; nor

(b)

any security given or payment made to the Bank by any of the other Security Parties being avoided or reduced under any law (whether English or foreign) relating to bankruptcy or insolvency or analogous circumstance in force from time to time; nor

(c)

any change in the constitution of the Guarantor or of any of the other Security Parties or of the Bank or the absorption of or amalgamation by the Bank in or with any other entity or the acquisition of all or any part of the assets or undertaking of the Bank by any other entity; nor

	(d)	the liquidation, administration, receivership, bankruptcy or insolvency of the Guarantor or any of the other Security Parties; nor

(e)

any of the Security Documents (other than this Guarantee and Indemnity) being defective, void or unenforceable, or the failure of any other person to provide the Bank with any security, guarantee or indemnity envisaged by the Loan Agreement; nor

	(f)	any composition, assignment or arrangement being made by any of the other Security Parties with any of its creditors; nor

	(g)	anything which would, but for this provision, have released or reduced the liability of the Guarantor to the Bank.

4.4

The Bank may continue the account(s) of the Borrower or open one or more new accounts for the Borrower notwithstanding any demand under this Guarantee and Indemnity, and the Guarantor’s liability at the date of demand shall not be released or affected by any subsequent payment into or out of any of the Borrower’s accounts with the Bank.

5.	PRESERVATION OF BANK’S RIGHTS

5.1

This Guarantee and Indemnity is in addition to any other security, guarantee or indemnity now or in the future held by the Bank in respect of the Indebtedness, whether from the Borrower, the Guarantor or any other person, and shall not merge with, prejudice or be prejudiced by, any such security, guarantee or indemnity or any contractual or legal right of the Bank.

5.2

Any release, settlement, discharge or arrangement relating to the Guarantor’s Liabilities shall be conditional on no payment, assurance or security received by the Bank in respect of the Indebtedness being avoided or reduced under any law (whether English or foreign) in force from time to time relating to bankruptcy, insolvency or any (in the opinion of the Bank) analogous circumstance, and, after any such avoidance or reduction, the Bank shall be entitled to exercise all of its rights, powers, discretions and remedies under or pursuant to this Guarantee and Indemnity and/or any other rights, powers, discretions or remedies which it would otherwise have been entitled to exercise, as if no release, settlement, discharge or arrangement had taken place.

5.3

Following the full payment of the Indebtedness, the Bank shall be entitled to retain this Guarantee and Indemnity and any security which it may hold for the Guarantor’s Liabilities until the Bank is satisfied in its discretion that it will not have to make any payment under any law referred to in Clause 5.2.

5.4	Until the expiry of the Security Period the Guarantor shall not:

(a) be entitled to participate in any sums received by the Bank in respect of any of the Indebtedness; nor

(b) be entitled to participate in any security held by the Bank in respect of any of the Indebtedness nor stand in the place of, or be subrogated for, the Bank in respect of any such security; nor

(c)

take any step to enforce any claim against any of the other Security Parties (or their respective estates or effects), nor claim or exercise any right of set off or counterclaim against any of the other Security Parties, nor make any claim in the bankruptcy or liquidation of any of the other Security Parties, in respect of any sums paid by the Guarantor to the Bank or in respect of any sum which includes the proceeds of realisation of any security at any time held by the Bank in respect of any of the Guarantor’s Liabilities; nor

(d)

take any steps to enforce any other claim which it may have against any of the other Security Parties without the prior written consent of the Bank, and then only on such terms and subject to such conditions as the Bank may impose.

5.5

The Bank may, but shall not be obliged to, resort for its own benefit to any other means of payment at any time and in any order it thinks fit without releasing or reducing the Guarantor’s Liabilities.

5.6	The Bank may enforce this Guarantee and Indemnity either before or after resorting to any other means of payment without entitling the Guarantor to any benefit from or share in any such other means of payment until the expiry of the Security Period.

5.7	The Guarantor agrees that it is, and will throughout the Security Period remain, a principal debtor in respect of the Guarantor’s Liabilities.

5.8

No failure to exercise, nor any delay in exercising, on the part of the Bank, any right or remedy under this Guarantee and Indemnity shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Guarantee and Indemnity are cumulative and not exclusive of any rights or remedies provided by law.

6.	UNDERTAKINGS

6.1

The Guarantor shall pay to the Bank on demand on a full indemnity basis all documented costs and expenses incurred by the Bank in or about or incidental to the exercise by it of its rights under this Guarantee and Indemnity, together with interest at the Default Rate on the amount demanded from the date of demand until the date of payment, both before and after judgment, which interest shall be compounded with the amount demanded at the end of such periods as the Bank may reasonably select.

6.2

The Guarantor has not taken, and will not take without the prior written consent of the Bank (and then only on such terms and subject to such conditions as the Bank may impose), any security from any of the other Security Parties in connection with this Guarantee and Indemnity, and any security taken by the Guarantor notwithstanding this Clause shall be held by the Guarantor in trust for the Bank absolutely as a continuing security for the Guarantor’s Liabilities.

6.3	The Guarantor will observe and perform any and all covenants and undertakings in the Loan Agreement whose observance and performance by the Guarantor the Borrower has undertaken to procure.

6.4	The Guarantor will not without the Bank’s prior written consent:

(a) create nor permit to arise any Encumbrance or other third party rights over any of its shares in the Borrower other than in favour of the Bank; nor

(b)

permit the Borrower to acquire any new vessels nor permit the Borrower to create or permit to arise or continue any Encumbrance or other third party right on or over all or any part of its present or future assets or undertakings; nor

(c) (such consent not to be unreasonably withheld) enter into any amalgamation or merger with any other party.

6.5

The Guarantor shall supply to the Bank as soon as the same become available, but in any event within one hundred and eighty (180) days after the end of each of its financial years, its audited consolidated financial statements for that financial year, together with a Compliance Certificate, signed by two directors of the Guarantor, setting out (in reasonable detail) computations as to compliance with clause 6.10 as at the date at which those financial statements were drawn up. Each set of financial statements shall be:-

(a) prepared using GAAP; and

(b) certified by a director of the Guarantor as fairly representing its financial condition as at the date at which those financial statements were drawn up.

6.6

The Guarantor shall supply to the Bank as soon as the same become available, but in any event within ninety (90) days after the end of each quarter during each of the Guarantor’s financial years, its unaudited consolidated quarterly financial statements for that quarter, together with a Compliance Certificate to be provided on a semiannual basis, signed by two directors of the Guarantor, setting out (in reasonable detail) computations as to compliance with clause 6.10 as at the date at which those financial statements were drawn up.

6.7	The Guarantor shall supply to the Bank:

(a)

all documents dispatched by the Guarantor to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched other than any documents that are subject to any confidentiality restrictions pursuant to the New York Stock Exchange regulations that may prohibit such dissemination;

(b)

promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any Security Party, and which might, if adversely determined, have a materially adverse effect on the business, assets, financial condition or credit worthiness of that Security Party; and

(c) promptly, such further information regarding the financial condition, business and operations of any Security Party as the Bank may reasonably request.

6.8	The Guarantor shall permit the inspection of its financial records and accounts from time to time by the Bank or its nominee.

6.9	The Guarantor shall remain directly or indirectly beneficially owned at a minimum of fifty one per cent (51%) by its Current Shareholders or any of them as of the date of Listing.

6.10	The Guarantor shall on a consolidated basis comply with the following financial covenants to be assessed on a semi-annual basis based on the Accounting

Information received by the Bank in accordance with clause 14.5 of the Loan Agreement:-

	(a)	Consolidated Group Leverage: The Consolidated Group Leverage shall be equal to or less than seventy per cent (70%).

	(b)	Debt to EBITDA ratio: The ratio of Debt to EBITDA on a trailing twelve (12) month’s basis shall not at any time exceed 5.5:1.

	(c)	Net Worth: The Net Worth shall not at any time be less than one hundred and seventy five million Dollars ($175,000,000).

7.	PAYMENTS

7.1

All amounts payable by the Guarantor under or pursuant to this Guarantee and Indemnity shall be paid to such accounts at such banks as the Bank may from time to time direct to the Guarantor in the relevant currency in same day funds for immediate value. Payment shall be deemed to have been received on the date on which the Bank receives authenticated advice of receipt, unless that advice is received by the Bank on a day other than a Banking Day or at a time of day (whether on a Banking Day or not) when the Bank in its discretion considers that it is impossible or impracticable to utilise the amount received for value that same day, in which event the payment in question shall be deemed to have been received on the Banking Day next following the date of receipt of advice by the Bank.

7.2

All payments to be made by the Guarantor pursuant to this Guarantee and Indemnity shall, subject only to Clause 7.3, be made free and clear of and without deduction for or on account of any taxes or other deductions, withholdings, restrictions, conditions or counterclaims of any nature, and the Guarantor will not claim any equity in respect of any payment due from it to the Bank under or in relation to this Guarantee and Indemnity.

7.3

If at any time any law requires (or is interpreted to require) the Guarantor to make any deduction or withholding from any payment, or to change the rate or manner in which any required deduction or withholding is made, the Guarantor will promptly notify the Bank and, simultaneously with making that payment, will pay whatever additional amount (after taking into account any additional taxes on, or deductions or withholdings from, or restrictions or conditions on, that additional amount) is necessary to ensure that, after making the deduction or withholding, the Bank receives a net sum equal to the sum which it would have received had no deduction or withholding been made.

7.4

If at any time the Guarantor is required by law to make any deduction or withholding from any payment to be made by it pursuant to this Guarantee and Indemnity, the Guarantor will pay the amount required to be deducted or withheld to the relevant authority within the time allowed under the applicable law and will, no later than thirty days after making that payment, deliver to the Bank an original receipt issued by the relevant authority, or other evidence acceptable to the Bank, evidencing the payment to that authority of all amounts required to he deducted or withheld.

7.5

If the Guarantor pays any additional amount under Clause 7.3, and the Bank subsequently receives a refund or allowance from any tax authority which the Bank identifies as being referable to that increased amount so paid by the Guarantor, the Bank shall, as soon as reasonably practicable, pay to the Guarantor an amount equal to the amount of the refund or allowance received, if and to the extent that it may do so without prejudicing its right to retain that refund or allowance and without putting itself in any worse financial position than that in which it would have been had the relevant deduction or withholding not been required to have been made. Nothing in this Clause 7.5 shall be interpreted as imposing any obligation on the Bank to apply for any refund or allowance nor as restricting in any way the manner in which the Bank organises its tax affairs, nor as imposing on the Bank any obligation to disclose to the Guarantor any information regarding its tax affairs or tax computations.

7.6

Any certificate or statement signed by an authorised signatory of the Bank purporting to show the amount of the Indebtedness or of the Guarantor’s Liabilities (or any part of any of them) or any other amount referred to in any of the Security Documents shall, save for manifest error or on any question of law, be conclusive evidence as against the Guarantor of that amount.

8.	CURRENCY

8.1	The Guarantor’s liability under this Guarantee and Indemnity is to discharge the Indebtedness in the currency in which it is expressed to be payable (the “Agreed Currency”).

8.2

If at any time the Bank receives (including by way of set off) any payment by or on behalf of the Guarantor in a currency other than the Agreed Currency, that payment shall take effect as a payment to the Bank of the amount in the Agreed Currency which the Bank is able to purchase (after deduction of any relevant costs) with the amount of the payment so received in accordance with its usual practice.

8.3

To the extent that any payment to the Bank (whether by the Guarantor or any other person and whether under any judgment or court order or otherwise) in a currency other than the Agreed Currency shall on actual conversion into the Agreed Currency fall short of the relevant amount of the Indebtedness expressed in the Agreed Currency, then the Guarantor as a separate and independent obligation will indemnify the Bank against the shortfall.

9.	SET-OFF

9.1	The Guarantor irrevocably authorises the Bank at any time to set off without notice any sums then due and payable by the Guarantor to the Bank under this

Guarantee and Indemnity (irrespective of the branch or office, currency or place of payment) against any credit balance from time to time standing on any account of the Guarantor (whether current or otherwise, whether or not subject to notice and whether or not that credit balance is then due to the Guarantor) with any branch of the Bank in or towards satisfaction of the Guarantor’s Liabilities and, in the name of the Bank or the Guarantor, to do all acts (including, without limitation, purchasing or converting or exchanging any currency) which may be required to effect such set-off. Notice of such set-off shall be given to the Guarantor after such set-off has taken place.

10.	APPLICATION OF MONEYS

10.1

All sums which the Bank receives under or in connection with this Guarantee and Indemnity shall, unless otherwise agreed by the Bank or otherwise provided in the Loan Agreement, be applied by the Bank in or towards satisfaction, or by way of retention on account, of the Guarantor’s Liabilities, in such manner as the Bank may in its discretion determine.

10.2

The Bank may place any money received by it under or in connection with this Guarantee and Indemnity to the credit of a suspense account on such terms and subject to such conditions as the Bank may in its discretion determine for so long as the Bank thinks fit without any obligation in the meantime to apply that money in or towards discharge of the Indebtedness, and, despite such payment, the Bank may claim against any of the other Security Parties or prove in the bankruptcy, liquidation or insolvency of any of the other Security Parties for the whole of the Indebtedness at the date of the Bank’s demand for payment pursuant to this Guarantee and Indemnity, together with all interest, commission, charges and expenses accruing subsequently.

11.	PARTIAL INVALIDITY

11.1

If, at any time, any provision of this Guarantee and Indemnity is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

12.	FURTHER ASSURANCE

12.1

The Guarantor agrees that from time to time on the written request of the Bank it will immediately execute and deliver to the Bank all further documents which the Bank may require for the purpose of perfecting or protecting the security intended to be created by this Guarantee and Indemnity.

13.	MISCELLANEOUS

13.1

All the covenants and agreements of the Guarantor in this Guarantee and Indemnity shall bind the Guarantor and its successors and permitted assignees and shall inure to the benefit of the Bank and its successors, transferees and assignees.

13.2	The representations and warranties on the part of the Guarantor contained in this Guarantee and Indemnity shall survive the execution of this Guarantee and Indemnity.

13.3	No variation or amendment of this Guarantee and Indemnity shall be valid unless in O writing and signed on behalf of the Guarantor and the Bank.

13.4

A person who is not a party to this Guarantee and Indemnity has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee and Indemnity.

14.	NOTICES

14.1

The provisions of clause 20 of the Loan Agreement shall apply (mutatis mutandis) to this Guarantee and Indemnity as if it were set out in full with references to this Guarantee and Indemnity substituted for references to the Loan Agreement and with references to the Guarantor substituted for references to the Borrower.

15.	COUNTERPARTS

15.1	This Guarantee and Indemnity may he executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Guarantee and Indemnity.

16.	LAW AND JURISDICTION

16.1	This Guarantee and Indemnity shall in all respects be governed by and interpreted in accordance with English law.

16.2

For the exclusive benefit of the Bank, the Guarantor irrevocably agrees that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and Indemnity and that any proceedings may be brought in those courts.

16.3

Nothing contained in this Clause shall limit the right of the Bank to commence any proceedings against the Guarantor in any other court of competent jurisdiction nor shall the commencement of any proceedings against the Guarantor in one or more jurisdictions preclude the commencement of any proceedings in any other jurisdiction, whether concurrently or not.

16.4	The Guarantor irrevocably waives any objection which it may now or in the future have to the laying of the venue of any proceedings in any court referred to in this Clause and any claim that those proceedings have been brought in an inconvenient or inappropriate forum, and irrevocably agrees that a judgment in any proceedings commenced in any such court shall be conclusive and binding on it and may be enforced in the courts of any other jurisdiction.

16.5	Without prejudice to any other mode of service allowed under any relevant law, the Guarantor:

(a)

irrevocably appoints Mr. Savvas Savvides, 24 Exeter Road, London N14 5JY, England (tel/fax: +44 208 361 2606) as its agent for service of process in relation to any proceedings before the English courts; and

	(b)	agrees that failure by a process agent to notify the Guarantor of the process will not invalidate the proceedings concerned.

IN WITNESS WHEREOF, this Guarantee and Indemnity has been duly executed and delivered as a deed the day and year first before written.

SIGNED and DELIVERED as a DEED		)
by SAFE BULKERS INC.		)
acting by Mr. George Papadopoulos		)
its duly authorised attorney-in-fact		)
in the presence of:		)	Attorney-in-fact

Witness:

Name:	Angeliki Arcadis
Address:	Defteras Merarchias 13,
Piraeus, Greece
Occupation:	Attorney-at-law

SIGNED as a DEED		)
by DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT		)
acting by Mr. Aristeides D. Vourdas		)
its duly authorised attorney-in-fact		)
in the presence of:		)	Attorney-in-fact

Witness:

Name:	Angeliki Arcadis
Address:	Defteras Merarchias 13,
Piraeus, Greece
Occupation:	Attorney-at-law

Schedule 1

Form of Compliance Certificate
(referred to in Clauses 6.5 and 6.6)

To:	DEUTSCHE SCHIFFSBANK AKTIENGESELLSCHAFT,
Domshof 17, 28195 Bremen,
Federal Republic of Germany
(the “Bank”)

From: SAFE BULKERS INC., of Marshall Islands
(the “Guarantor”)

Dated: [●]

Re:  Loan Agreement for up to US$56,600,000 dated [●] June, 2008 (the “Loan Agreement”) — Guarantee and Indemnity dated [●] June, 2008 executed by the Guarantor in favour of the Bank.

Terms defined in the Loan Agreement shall have the same meaning when used herein.

I [●], being the CFO/a director of the Guarantor, refer to Clauses 6.4 and 6.5 of the Guarantee and hereby certify that, as at [insert date of accounts];

1.	Financial Covenants:

	(a)	The Consolidated Group Leverage in respect of the applicable financial period is [●] calculated as follows: [●];

	(b)	The ratio of Debt to EBITDA on a trailing twelve (12) month’s basis is [●] calculated as follows: [●];

	(c)	The Net Worth is [●] calculated as follows: [●].

2.	Default:

[No Event of Default has occurred and is continuing]

or

[The following Event of Default has occurred and is continuing: [provide details of Event of Default]. [The following steps are being taken to remedy it: [provide details of steps being taken to remedy the Event of Default]].

SAFE BULKERS INC.

By:	By:

Name:	Name:
Title: Director	Title: Director